

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2013

Via E-mail
Martin Salinas, Jr.
Chief Financial Officer
Southern Union Company
5051 Westheimer Rd.
Houston, Texas 77056

> Re: **Southern Union Company**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **Form 8-K filed December 17, 2012**
> **File No. 1-06407**

Dear Mr. Salinas:

We have reviewed your response dated December 19, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Condensed Consolidated Statements of Comprehensive Income (Loss), page 7

Note 3. ETE merger and Pending Holdco Transaction, page 11

1. We have reviewed your response to prior comment 1 in our letter dated December 5, 2012. Article XII of the Third Amended and Restated 2003 Stock and Incentive Plan ("Equity Plan") states that all outstanding options and stock appreciation rights immediately became fully vested and exercisable in full "*immediately prior to* the occurrence of a Change in Control." Because of this language, we believe the expense occurred as a result of the accelerated vesting event but was incurred in, and should be recorded in, the predecessor's final accounting period. Please revise. This position is further reinforced by the disclosure in your response to prior comment 3 in our letter dated November 1, 2012 that "Article XII

was not added to the Equity Plan in contemplation of the ETE merger; rather, Article XII and its change in control provisions were included in the original version of the Equity Plan approved by shareholders on November 4, 2003 and each subsequent amendment and restatement thereto."

Form 8-K filed December 17, 2012

2. We note that you have entered into agreements to sell your Missouri Gas Energy and New England Gas Company divisions for approximately $1.035 billion. Pursuant to Rules 11-01(a)(4) and (b)(2) of Regulation S-X and Item 9.01(b) of Form 8-K, please provide pro forma financial statements for these dispositions. If you do not believe you are required to provide pro forma financial information, please tell us the reasons for your determination.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief